Afya Limited Announces Medical School Authorization – Bragança-PA and Manacapuru-AM

March 16, 2022 – Afya Limited, or Afya (Nasdaq: AFYA) today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under Mais Médicos II program.

Afya reaches its fifth and sixth authorized schools operating under the Mais Medicos II program with the authorizations. Each medical school will contribute with 50 seats and with that, Afya will reach 2.681 operating seats out of 2.731 approved seats.

About Afya:

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br